

July 10, 2012

<u>Via e-mail</u>
Dr. Ricardo Moro
Principal Executive Officer
Biocurex, Inc.
7080 River Road, Suite 215
Richmond, British Columbia   V6X 1X5

> **Re:** **Biocurex, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed April 1, 2010**
> **Amendment No. 2 to Form 10-K for the fiscal year ended**
>   **December 31, 2010**
> **Filed March 28, 2012**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed March 30, 2012**
> **Form 10-Q for the Quarterly Period Ended March 31, 2012**
> **Filed May 15, 2012**
> **File No. 000-26947**

Dear Mr. Moro:

We have reviewed your response dated June 26, 2012 and related filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Years Ended December 31, 2009, December 31, 2010 and December 31, 2011 and Form 10-Q for the Quarterly Period Ended March 31, 2012</u>

1.   We note the responses to prior comments 1 – 5. Please file the requested amendments, as indicated in your responses.

<u>Acknowledgments</u>

2.   Please provide the acknowledgements from management under separate cover, as indicated in your response to prior comment 6.

        You may contact Kristin Lochhead, Staff Accountant, at (202) 551-3664, Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 if you have any questions.

                                        Sincerely,

                                        /s/ Kate Tillan for

                                        Martin James
                                        Senior Assistant Chief Accountant

cc: William T. Hart